SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8 - 51667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEP 15 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2013 (MM/DD/YY) AND ENDING 6/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trump Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway Suite 3300
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 897-1695
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trump Securities, LLC, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE HOLLIDAY
Notary Public, State of New York
Qual. in Schoharie Co. No. 01HO6138365
My Commission Expires Dec. 19, 2017

Notary Public

Signature

GENERAL SECURITIES PRINCIPAL
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUMP SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

TRUMP SECURITIES, LLC AND SUBSIDIARY

CONTENTS

KPMG

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Members
Trump Securities, LLC:

We have audited the accompanying consolidated statement of financial condition of Trump Securities, LLC and its subsidiary (the "Company") as of June 30, 2014 (the "financial statement"). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Trump Securities, LLC and its subsidiary as of June 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

September 10, 2014

TRUMP SECURITIES, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2014

ASSETS		
Cash	$	232,945
Fee receivable		3,398
Other investments		5,886
Prepaid expenses		8,500
Other assets		12,904
TOTAL ASSETS	$	263,633

LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Subordinated liability	$	900
Accounts payable and accrued expenses		76,495
Total liabilities		77,395
Members' equity		186,238
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	263,633

1. Nature of operations

Trump Securities, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related advisory and investment banking activities. Its subsidiary is in the process of becoming a FINRA member.

2. Summary of significant accounting policies

Basis of Presentation

The consolidated financial statements, including its Subsidiary, have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Trump's subsidiary was formed on January 2, 2014 and is in the process to become a SEC registered broker/dealer and a member of FINRA.

Basis of consolidation

All intercompany balances have been eliminated.

Revenue Recognition

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax. The Company is on a calendar year for tax reporting purposes.

As at June 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to income tax audits for all periods subsequent to 2010.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Fees Receivable and Commissions Payable

Fees receivable are stated at cost less an allowance for doubtful accounts, and represent commissions management expects to collect based on each private placement contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2014, there was no allowance for doubtful accounts. Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors.

3. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014 the Company's net capital was $145,550 which was $140,450 in excess of its computed minimum requirement of $5,100.

4. Exemption from Rule 15c3-3

As prescribed in the Company's FINRA membership agreement, the Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Income Taxes

The income tax provision for New York City Unincorporated Business Taxes for the fiscal year ended June 30, 2014 of $22,534 is all attributable to current taxes.

6. Concentrations

Cash

The Company maintains substantially all of its cash balances in one financial institution. Management does not believe that there is any risk with respect to its cash.

Major customer

During the year ended June 30, 2014, approximately $965,000 or 9% of the Company's revenues were from one customer. As of June 30, 2014, all revenues earned from this customer have been received in full.

7. Related party transaction

Integrated Management Solutions USA LLC ("IMS"), is an affiliate that provides office space and other expenses to the Company pursuant to a service agreement. The aggregate value of these items for the year ended June 30, 2014 has been determined by management as approximately $426,500.The Company is not required to make any payments to IMS under the agreement.